Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 16-I dated March 16, 2006	Term Sheet No. 1 to Product supplement no. 16-I Registration Statement No. 333-130051 Dated June 28, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index due April 11, 2007

General

  The notes are designed for investors who believe both of the S&P 500® Index and the Nikkei 225 Index will appreciate over the next 9 months. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Index as compared to the other Index as well as any appreciation in excess of the Maximum Return of 9.45%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 11, 2007†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about June 29, 2006†† and are expected to settle on or about July 5, 2006.

Key Terms

Indices:	The Nikkei 225 Index and the S&P 500® Index (each an “Index” and together the “Indices”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Lesser Index Return is more than 3.15%, you will receive the Maximum Return on the notes of 9.45%, which entitles you to a payment at maturity of $1,094.50 for every $1,000 principal amount note.

Maximum Return:	The Maximum Return will be set on the pricing date and will not be less than $94.50 (or 9.45% x $1,000)
Participation Rate:	300%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date.
Ending Index Level:	For each Index, the arithmetic average of the Index closing levels on each of the five Averaging Dates.
Lesser Index Return:	The lesser of the Index Return of the Nikkei 225 Index and the Index Return of the S&P 500® Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Averaging Dates†:	March 30, 2007, April 2, 2007, April 3, 2007, April 4, 2007 and April 5, 2007 (the “final Averaging Date”)
Maturity Date†:	April 11, 2007
CUSIP:

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 16-I.
††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Taxed as Short-Term Debt Instruments’’.

Investing in the Lesser Index Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 16-I and Selected Risk Considerations beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 16-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1) Please see “Supplemental Underwriting Information” in this term sheet for information about commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 28, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 16-I dated March 16, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 16-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 16-I dated March 16, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000655/e23604-424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refer to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graph below illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Index Return from -100% to +80%. The following table assumes that the Lesser Performing Index used to calculate the Ending Index Level will be the Nikkei 225 Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for the purposes of calculating your return on the notes at maturity. The following table and graph also assume a Participation Rate of 300%, a hypothetical Initial Index Level of 15200 for the Lesser Performing Index and a Maximum Return of 9.45%, or $94.50 per $1,000 principal amount note. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Lesser Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity

27360.00	80.00%	9.45%	$94.50	+	$1,000	=	$1,094.50

25840.00	70.00%	9.45%	$94.50	+	$1,000	=	$1,094.50

24320.00	60.00%	9.45%	$94.50	+	$1,000	=	$1,094.50

19760.00	30.00%	9.45%	$94.50	+	$1,000	=	$1,094.50

18240.00	20.00%	9.45%	$94.50	+	$1,000	=	$1,094.50

16720.00	10.00%	9.45%	$94.50	+	$1,000	=	$1,094.50

15694.00	3.15%	9.45%	$94.50	+	$1,000	=	$1,094.50

15504.00	2.00%	6.00%	$60.00	+	$1,000	=	$1,060.00

15352.00	1.00%	3.00%	$30.00	+	$1,000	=	$1,030.00

15200.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

13680.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

12160.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

10640.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

9120.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

7600.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

6080.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

4560.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

3040.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

1520.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Index increases from its Initial Index Level of 15200 to an Ending Index Level of 15504. Because the Lesser Performing Index’s Ending Index Level of 15504 is greater than its Initial Index Level, the Additional Amount is equal to $60 and the investor receives a payment at maturity of $1,060 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x [(15504-15200)/15200] x 300%) = $1,060

Example 2: The level of the Lesser Performing Index decreases from its Initial Index Level of 15200 to an Ending Index Level of 13680. Because the Lesser Performing Index’s Ending Index Level of 13680 is lower than its Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Lesser Performing Index increases from its Initial Index Level of 15200 to an Ending Index Level of 16720. Because the Lesser Performing Index Return of 10% multiplied by 300% is greater than the Maximum Return of 9.45%, the Additional Amount is equal to the Maximum Return of $94.50 and the investor will receive a payment at maturity of $1,094.50 per $1,000 principal amount note.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity regardless of the performance of the Indices. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Lesser Index Return x 300% (the Participation Rate), but this additional payment will not be less than zero or greater than $94.50 per $1,000 principal amount note, which reflects the Maximum Return of 9.45%† on the notes.
  † The actual Maximum Return will be determined on the pricing date and will not be less than 9.45%.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked the Lesser Performing Index which will be either the Nikkei 225 Index or the S&P 500® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on each Index, see “The Nikkei 225 Index” and “The S&P 500® Index” in the accompanying product supplement no. 16-I.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 16-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that the notes will be treated as “short-term” debt instruments. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement 16-I and will be based on certain factual representations to be received from us on or prior to the pricing date. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisors with respect to the tax consequences of an investment in the notes.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices, or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 16-I dated March 16, 2006.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Lesser Performing Index, and will depend on whether, and the extent to which, the Lesser Index Return is positive. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets over the term of the notes. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE LESSER INDEX RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Lesser Performing Index, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 9.45%.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in each Index individually, the stocks composing the Indices or contracts related to the Indices. If the Lesser Index Return is not positive, the Additional Amount will be zero. This will be true even if the Index Return for only one Index is positive, or if the Lesser Performing Index’s closing level was higher than its Initial Index Level at some time during the life of the notes but later falls below its Initial Index Level.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities composing either the S&P 500® Index or the Nikkei 225 Index would have.
  YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index, and, therefore, the notes may not return more than the applicable principal amount of your investment even if the Ending Index Level of one of the two Indices is above its respective Initial Index Level.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Nikkei 225 Index are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500 Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the S&P 500® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar and the yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	TS-3
“Taxed as Short-Term Debt Instruments” above. If our special tax counsel does not deliver this opinion prior to the pricing date, the offering of the notes will be terminated.

Historical Information

The following graphs set forth the weekly performance of each Index from January 5, 2001 through June 23, 2006. The Index closing level of the Nikkei 225 Index on June 27, 2006 was 15171.81. The Index closing level of the S&P 500® Index on June 27, 2006 was 1239.20.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Averaging Date. We cannot give you assurance that the performance of the Indices will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $12.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-30 of the accompanying product supplement no. 16-1.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	TS-4